UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) *
Patriot National Bancorp Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
70336F203
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY):
	Siguler Guff Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	299,711
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	299,711
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		299,711
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, IA

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on May 3, 2021 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a)	Name of Persons Filing:

This statement is filed by Siguler Guff Advisers, LLC (“SGA” or the “Reporting Person”).  SGA is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity SGA has voting and dispositive power over such securities. SGA is 100% owned by Siguler Guff & Company, LP.  The general partner of Siguler Guff & Company, LP is Siguler Guff Holdings GP, LLC. George W. Siguler, Andrew J. Guff and Kenneth J.  Burns are the owners of Siguler Guff Holdings GP, LLC and the executive officers of SGA.

Item 4	Ownership

(a) through (c):

The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.  Ownership is stated as of December 31, 2022 and ownership percentage is based on 3,957,269 shares of Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 14, 2022.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 20, 2023

SIGULER GUFF ADVISERS, LLC
By:	/s/ Marcelo Phillips
Name:	Marcelo Phillips
Title:	Principal, Chief Compliance Officer

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